

Mail Stop 3561

March 21, 2007

Via Fax & U.S. Mail

Mr. Thomas W. Horton
Chief Financial Officer
AMR Corporation
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

> **Re:** **AMR Corporation**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-02691**

Dear Mr. Horton:

We have reviewed your filings solely for the issues identified below and have the following comments. We think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis

Liquidity and Capital Resources, page 30
We note from your disclosure in Note 9 – Share Based Compensation that you recently changed the settlement terms of your Performance Share Awards to be settled in either cash or stock, as opposed to settlement in cash only, and as such you have reclassified such awards from liabilities to equity. However, it appears there is no disclosure in MD&A regarding the business purpose for this change. As Management's Discussion and Analysis is intended to provide explanations for events and circumstances through management's eyes, please revise your disclosure in future filings to include a discussion of the business purpose for this change in settlement terms. Please include a copy of your intended disclosure with your response.

Note 7 – Financial Instruments and Risk Management

Fuel Price Risk Management, page 66
We note from your disclosure here as well as in Management's Discussion and Analysis that you recognized a loss of $102 million in Miscellaneous — net for changes in market value of hedges that did not qualify for hedge accounting during certain periods in 2006. We also note your disclosure on page 65 that indicates the ineffective portion of fuel hedging arrangements is immediately recognized as a component of Aircraft Fuel Expense. Please explain to us and consider clarifying your disclosure in future filings to indicate why you have included this $102 million loss as a non-operating item instead of a component of fuel expense.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Branch Chief